UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Hydro Wind Energy, Inc.

Legal status of Issuer:

     Form:

     Corporation

     Jurisdiction of Incorporation/Organization:

     Delaware

     Date of Organization:

     July 14, 2020

Physical Address of Issuer:

355 Bryant Street, Office 403, San Francisco, CA 94107, United States

Website of Issuer:

https://hw.energy/

Current Number of Employees:

0 full-time employees.

	Most recent fiscal year-end (2021)*	Prior fiscal year-end (2020)*
Total Assets	$1,054,547	$425,066
Cash & Cash Equivalents	$333,300	$135,666
Accounts Receivable	$0	$0
Short-term Debt	$1,369,256	$429,225
Long-term Debt	$34,555	$106,870
Revenues/Sales	$184,463	$0
Cost of Goods Sold**	$67,189	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(349,346)	$(213,076)

*The Company was formed on July 14, 2020. Financial results reflect the consolidation of the Company and its majority-owned subsidiary, Hydro Wind Energy Ltd.
**Cost of Revenues

Table of Contents


April 29, 2022

HYDRO WIND ENERGY, INC.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Hydro Wind Energy, Inc. ("**HWE,**" the "**Company**," "**we,**" "**us,**" or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://hw.energy/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Lee King
_____
(Signature)

Lee King
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Lee King
_____
(Signature)

Lee King
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 29, 2022

HYDRO WIND ENERGY, INC.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Hydro Wind Energy, Inc. is developing a disruptive technology to solve three of the biggest challenges of the 21st century: low-cost clean electricity, grid-scale energy storage and seawater desalination. The Company was incorporated in Delaware as a corporation on July 14, 2020.

The Company is located at 355 Bryant Street, Office 403, San Francisco, CA 94107, United States.

The Company's website is https://hw.energy/.

The Company is headquartered and qualified to conduct business in California. The Company sells its products and services through the Internet and throughout the United States and internationally.

The Company owns a 61.99% ownership interest in Hydro Wind Energy Ltd., a company registered in England and Wales. Hydro Wind Energy Ltd. was incorporated on February 8, 2018. Our financial statements include the financial results of Hydro Wind Energy Ltd., which have generated all of the revenues for the Company to date.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

The Company is a technology start-up focused on developing a disruptive technology to solve three of the biggest challenges of the 21st century: low-cost clean electricity, grid-scale energy storage and seawater desalination. Electricity will be generated from wind offshore using vertical axis wind rotors and offshore based kite systems. The Company has also developed and started to commercialize the world's only low-cost handheld seawater desalination device for humanitarian purposes and the marine and sailing sector.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected related to the COVID-19 crisis. Conditions have eased. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in foreign, federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the foreign, federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, foreign, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable foreign, federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the foreign, federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of foreign, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our business may depend on the continued availability of rebates, tax credits and other financial incentives.

Our products and services relating to producing electricity and desalinization technologies will be sold to businesses. In many of the countries where these products and services will be sold, financial incentives to purchase such products and services may be offered to businesses by such governments, including rebates and tax credits. The reduction, modification, or elimination of government economic incentives could cause our revenue to decline and harm our financial results.

The pending share for share exchange with a holder of shares in the Company's majority owned entity will result in changes to the Company's capitalization table.

The Company has agreed to enter into a share-for-share transaction with Seedrs Nominee Limited, which owns 1,453,684 Ordinary Shares of the Company's majority owned entity (the "**UK Subsidiary Investor**"), Hydro Wind Energy Ltd. This will result in the issuance of 1,453,684 shares of the Company's Common Stock. As a result of the share-for-share transfer, the Company will obtain an additional 12.69% ownership interest in Hydro Wind Energy Ltd., giving the Company an ownership interest in that entity of 74.68%. Although the governance of the Company and its UK subsidiary will not change, the UK Subsidiary Investor will now become an owner of the U.S. entity. The Company does not believe there will be adverse tax or other consequences as a result of this transaction, but if there are, it could have a material adverse impact on the Company in the event the Company has to indemnify the UK Subsidiary Investor for any claims or damages as a result of this transaction.

The UK Subsidiary Investor will hold pre-emptive rights on future issuances of the Company's Capital Stock.

In connection with the transaction with the UK Subsidiary Investor, the UK Subsidiary Investor is expected to continue to have pre-emptive rights on future issuances of the Company's Capital Stock. This will allow the UK Subsidiary Investor to maintain their percentage ownership in the Company. This granting of pre-emptive rights could impact the Company's ability to raise capital from other investors. Additionally, if exercised, pre-emptive rights could create additional dilution to other investors in the Company.

BUSINESS

Description of the Business

The Company is a technology start-up focused on developing a disruptive technology to solve three of the biggest challenges of the 21st century: low-cost clean electricity, grid-scale energy storage and seawater desalination. Electricity will be generated from wind offshore using vertical axis wind rotors and offshore based kite systems. The Company has also developed and started to commercialize the world's only low-cost handheld seawater desalination device for humanitarian purposes and the marine and sailing sector.

Business Plan

The Company plans to grow its business by increasing new product sales and marketing, investing in research and development and through hiring. Any capital we raise will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
OceanHydro Wind/Omni	Power generation technology that harnesses wind offshore, stores the energy subsea and releases it on demand as electrical energy.	Governments and business to business (B2B)
SubSea RO Wind/Omni	Seawater desalination technology that utilizes subsea pressure to drive a reverse osmosis process and wind for mechanical lift.	Governments and B2B
QuenchSea	Low-cost portable, handheld device that instantly turns seawater into fresh water	Governments, B2B and business to consumer (B2C)

Competition

The markets in which our products are sold are highly competitive.

Our OceanHydro Wind product competes against other power generation and energy storage companies. Examples of competitors includes wind turbine companies, offshore floating wind farms, and companies offering evolving marine and kite technologies.

Our SubSea RO Wind product competes against other desalination technologies, including those offering membrane (RO) and thermal desalination.

Our QuenchSea product is creating a new product category for portable manually powered seawater desalination devices. Currently, QuenchSea is the world's only low-cost handheld manually powered seawater desalination device in the market.

Customer Base

The Company's business model consists of targeting B2B customers for power generation and water. The seawater handheld desalination device (QuenchSea) has both a B2B and B2C target market. Our products and services are sold across countries as well as direct-to-consumers online. Core target markets for QuenchSea are Humanitarian, Disaster Relief and Portable Water Purification.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
GB2550692*	"Power Generation and Energy Storage"	Patent	May 19, 2017	October 9, 2019	Great Britain
GB2571691*	"Water Desalination"	Patent	July 3, 2019	September 21, 2021	Great Britain
GB2575336*	"Water Power and Energy Storage"	Patent	February 14, 2019	October 20, 2021	Great Britain
GB2108707.7*	"Power Generation and Gravity-based Storage"	Patent	June 18, 2021	Pending	Great Britain
UK00003559038**	"Quench Sea"	Trademark-Figurative	November 23, 2020	April 2, 2021	Great Britain

*Patents issued to Hydro Wind Energy Ltd.
**Trademark issued to Hydro Wind Energy Ltd.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://hw.energy/ and www.quenchsea.world domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of foreign and U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lee King	CEO, Co-Founder and Director	CEO and Co-Founder of Hydro Wind Energy, Inc., 2020 - Present Responsible for strategy and general CEO responsibilities CEO and Founder of Hydro Wind Energy Ltd., 2018 - Present Responsible for strategy and general CEO responsibilities	University of Aberdeen, M.A. and MSc, International Business, 2004
Maryam Hassani	Chief Innovation Officer and Co-Founder	Chief Innovation Officer and Co-Founder of Hydro Wind Energy, Inc., 2020 – Present Responsible for innovation strategy Chief Innovation Officer and Co-Founder of Hydro Wind Energy Ltd., 2019 - Present Responsible for innovation strategy	New York University Abu Dhabi, Political Science, 2017
Hayk Vasilyan	Chief Technology Officer and Co-Founder	Chief Technology Officer and Co-Founder of Hydro Wind Energy, Inc., 2020 – Present Responsible for technology development Chief Technology Officer and Co-Founder of Hydro Wind Energy Ltd., 2019 - Present Responsible for technology development	University of Southampton, Rolls-Royce Technology Centre, PhD., Computational Engineering and Design, 2018; University of Turin, Italy, MSc, Mechanical Engineering, 2015; University of Turin, Italy, BSc, Mechanical Engineering, 2015
Abdulla Ghaly	IT Systems Integrator, IT Director and Co-Founder	IT Systems Integrator, IT Director and Co-Founder of Hydro Wind Energy, Inc., 2020 – Present Responsible for IT, AI and systems integration	UCL, MSc, Electrical and Telecommunications Engineering, 2005; Queens Mary University, Electrical and Telecommunications Engineering,

| | | IT Systems Integrator, IT Director and Co-Founder of Hydro Wind Energy Ltd., 2018 - Present

Responsible for IT, AI and systems integration | 2004 |
| --- | --- | --- | --- |
| Bilal Dantata | System Engineer | Responsible for system design and environmental impact assessment | Florida International University, B.A., Architecture and Interdisciplinary Studies, 2021 |

Biographical Information

<u>Lee King</u>: Lee is the concept architect, CEO and Founder of the Company and of Hydro Wind Energy Ltd. He is a graduate of the University of Aberdeen holding an MA and MSc in International Business. Lee has over 10 years of experience in business management, business development, investment funds, project finance, investment and technology strategies, as well as with projects focusing on water desalination, water security and energy.

<u>Maryam Hassani</u>: Maryam is the Chief Innovation Officer and Co-Founder of the Company and of Hydro Wind Energy Ltd. She holds a BA from New York University Abu Dhabi. She was a consultant with Ernst & Young's Advisory practice focusing on Innovation & Strategy specifically with the MBRIF (Mohammed Bin Rashid Innovation Fund). She has experience operating as a leading innovation strategist and facilitating corporate initiatives and their integration with government entities.

<u>Hayk Vasilyan</u>: Hayk is the Chief Technology Officer and Co-Founder of the Company and of Hydro Wind Energy Ltd. He is a renowned researcher in manufacturing technologies and materials. Hayk holds a Mechanical Engineering BSc, MSc from the University of Turin, Italy, and a PhD in the field of Computational Engineering and Design at the Rolls-Royce Technology Centre from the University of Southampton. He has a wide range of experience in product design, systems integration, manufacturing technologies, robotics, materials science and renewable energy.

<u>Abdulla Ghaly</u>: Abdulla is the IT Systems Integrator, IT Director and Co-Founder of the Company and of Hydro Wind Energy Ltd. He is a graduate of Queens Mary University and UCL with an MSc in Electrical and Telecommunications Engineering. He has over 10 years of experience as a Telecoms Engineer and IT systems integrator for one of the largest utility companies in the UK.

<u>Bilal Dantata</u>: Bill is the System Design Engineer for the Company and of Hydro Wind Energy Ltd. He is a graduate of Florida International University with a BA Architecture and Interdisciplinary Studies. Bill has experience in sustainable building, modular, and environmental design.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. Additionally, the Company has entered into an indemnification agreement with Lee King.

Employees

The Company currently has 0 employees. The Company utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). Additionally, the Company has established the 2020 Stock Incentive Plan for which 2,000,000 shares are authorized for issuance thereunder. At the filing of this Form C-AR, 8,200,000 shares of Common Stock, including 100,000 restricted shares issued under the 2020 Stock Incentive Plan, are issued and outstanding. Additionally, the Company has 236,000 options to purchase Common Stock issued and outstanding and an additional 1,664,000 shares available for issuance under the 2020 Stock Incentive Plan.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,200,000*
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*Includes 100,000 restricted shares issued pursuant to the Company's 2020 Incentive Plan

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	236,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$966,151*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $70,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Estimated figure as Reg CF offering closes on April 30, 2022. Subject to investor confirmations.

Outstanding Options, Safes, Convertible Notes, Warrants of Majority-Owned Subsidiary, Hydro Wind Energy Ltd.

Type of security	Convertible Notes
Amount Outstanding	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	1. Valuation Cap: $3,000,000; 2. Discount of 20%; 3. Maturity Date: December 19, 2022
Interest Rate	5%

Type of security	Convertible Note
Amount Outstanding	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	1. Valuation Cap: $10,000,000; 2. Discount of 50%; 3. Maturity Date: May 17, 2022
Interest Rate	5%

Type	Share Option Agreement
Shares Issuable Upon Exercise	6% of Fully-Diluted Capital
Voting Rights	The holder of the Share Option Agreement is not entitled to vote.
Anti-Dilution Rights	None
Material Terms	The Share Option Agreement, upon exercise, grants the holder of such Share Option Agreement, the right to purchase shares of the Company's Majority-Owned Subsidiary at a pre-determined price.

Outstanding Debt

The Company has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$0	8,200,000	N/A	October 6, 2020; December 22, 2020; April 1, 2022(1)	Section 4(a)(2)
Convertible Note*	£81,322	1	Research & Development and General Working Capital	May 17, 2020	N/A
Convertible Note*	£75,883	1	Research & Development and General Working Capital	December 21, 2019	N/A
Share Option Agreement*	£15,199	1	Research & Development and General Working Capital	December 21, 2019	N/A
Advanced Subscription Agreement Seedrs*	£688,950**	1	Research & Development and General Working Capital	February 26, 2021	N/A
Option to Purchase Common Stock	$0	236,000	N/A	October 6, 2020; January 7, 2021	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)*	$966,151	768	Research & Development and General Working Capital	April 30, 2022	Reg. CF

   (1) Reflects the cancellation and re-allocation of 1,600,000 shares on April 1, 2022.
   (2) Estimated figures as Reg CF offering closes on April 30, 2022. Subject to investor confirmations.

*Issued in Great Britain by Hydro Wind Energy Ltd., for which the Company owns 61.99% of the outstanding equity.
**These securities were converted into 1,453,684 Ordinary Shares of Hydro Wind Energy Ltd. on April 1, 2022, representing a 12.69% ownership in that entity. The Company is in the process of conducting a share-for-share exchange to acquire these Ordinary Shares in return for Common Stock of the Company.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Lee King	6,400,000 shares of Common Stock	77.56%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Hydro Wind Energy, Inc. (the "**Company**") was incorporated on July 14, 2020 under the laws of the State of Delaware, and is headquartered in San Francisco, California.

The Company owns a 61.99% ownership interest in Hydro Wind Energy Ltd., a company registered in England and Wales. Hydro Wind Energy Ltd. was incorporated on February 8, 2018. Our financial statements include the financial results of Hydro Wind Energy Ltd., which have generated all of the revenues for the Company to date.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company and its subsidiary had an aggregate of $246,284 in cash and cash equivalents, leaving the Company with approximately 12 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company will complete an offering pursuant to Regulation CF on April 30, 2022. Estimated proceeds as of the filing of this Form C-AR are $966,151, subject to investor confirmations.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as Exhibit B.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(1) Abdulla Ghaly, the IT Systems Integrator, IT Director and Co-Founder of the Company and of Hydro Wind Energy Ltd., owns 25.32% of Hydro Wind Energy Ltd.

EXHIBIT B
FINANCIALS (AUDITED)
(EXHIBIT B TO FORM C-AR)
April 29, 2022

HYDRO WIND ENERGY, INC.



HYDRO WIND ENERGY, INC.

(Delaware Corporation)

Audited Financial Statements

December 31 2021, and 2020

HYDRO WIND ENERGY, INC.

(A Delaware Corporation)

Table of Contents

December 31 2021, and 2020

Alan T. Schiffman, CPA, PC
1166 Dimock Lane | Naples, FL 34110

To the Board of Directors,
Hydro Wind Energy, Inc.
Delaware

Independent Auditor's Report

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Hydro Wind Energy, Inc. which comprise the balance sheet as of December 31, 2021 and the related statements of operations, stockholders' equity, cash flows and supplementary schedules for the years ended December 31, 2021 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position Hydro Wind Energy, Inc. as of December 31, 2021 and the results of its operations, stockholders' equity, cash flows and supplementary schedules for the year ended December 31, 2021 in accordance with U.S. generally accepted accounting principles.

Alan T. Schiffman, CPA, PC April 25, 2022

DocuSigned by:
Alan T. Schiffman
D4998B3AA2104DD...

HYDRO WIND ENERGY, INC.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2021

ASSETS		2021
Current Assets:		
Cash and cash equivalents	$	333,300
Due from related party		33,830
Other current assets		113,507
Total Current Assets		480,637
Intangible assets		573,910
TOTAL ASSETS		**$ 1,054,547**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Advance for capital stock	$	932,287
Accounts payable		144,443
Convertible notes - current		253,669
Other current liabilities		37,291
Current portion of borrowing from bank		1,566
Total Current Liabilities		1,369,256
Non Current Liabilities:		
Non current portion of borrowing from bank		34,555
Total Non Current Liabilities		34,555
TOTAL LIABILITIES		**$ 1,403,811**
Stockholders' Equity:		
Capital stock (Par value $.00001)		82
Accumulated deficit		(349,346)
TOTAL STOCKHOLDERS' EQUITY		(349,264)
TOTAL LIABLITIES AND STOCKHOLDERS' EQUITY		**$ 1,054,547**

See Independent Auditors' Report and Notes to Consolidated Financial Statements

HYDRO WIND ENERGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUI

For the Year Ended December 31, 2021

	Capital Stock	Accumulated Deficit	Total
2021			
Balance at January 1, 2021	$ 81	$ -	$ 81
Changes During the Year	1	(349,346)	(349,345)
Balance at December 31, 2021	$ 82	$ (349,346)	$ (349,264)

HYDRO WIND ENERGY, INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND CHANGES IN RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2021

	2021
Revenue:	
Total revenue	184,463
Cost of Revenue	67,189
Gross profit	117,274
Expenses:	
Administrative expenses	337,431
Other expenses	129,189
Total Expenses	466,620
Loss From Operations	$ (349,346)
Net Loss	$ (349,346)
Accumulated Deficit - Beginning	-
Accumulated Deficit - Ending	$ (349,346)

See Independent Auditors' Report and Notes to Consolidated Financial Statements

HYDRO WIND ENERGY, INC.

CONSOLIDATED STATEMENT OF CASHFLOW

FOR THE YEAR ENDED DECEMBER 31, 2021

		2021
Cash Flows From Operating Activities		
Net Loss	$	(349,346)
Adjustments To Reconcile Net Loss to Net Cash		
Used by Operating Activities		
Crowd funding charges		101,659
Interest on convertible notes		20,469
Interest on bank loan		568
(Increase) / Decrease in:		
Other current assets		(6,364)
Other current liabilities		144,390
Other current liabilities		37,291
Due from related party		(33,830)
Convertible notes - current and non current		20,468
Net Cash Used by Operating Activities		(64,695)
Cash Flows From Investing Activities		
Intangible assets		(428,139)
Net Cash Used by Investing Activities		(428,139)
Cash Flows From Financing Activities		
Advance received for share capital		932,287
Repayment of borrowing from bank		(1,283)
Crowd funding charges		(101,659)
Interest on convertible notes		(20,469)
Interest on bank loan		(568)
Net Cash Provided by Financing Activities		808,308
Net Increase In Cash		315,474
Cash and cash equivalents - Beginning		17,826
Cash and cash equivalents - Ending	$	333,300

See Independent Auditors' Report and Notes to Consolidated Financial Statements

HYDRO WIND ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

Organization and Purpose

Hydro Wind Energy Inc.,("the Company"), a Delaware Corporation was incorporated on July 14, 2020.The Company is holding company of Hydro Wind Entergy Ltd. ("the Subsidiary"), a private company limited by shares registered with the Registrar of Companies in England And Wales on February 8, 2018.

The principal activities of the Company and subsidiary consist of engineering design activities for industrial process and production.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Hydro Wind Energy Inc. and Hydro Wind Energy Ltd. for the year ended December 31, 2021. These Companies are consolidated in order to present management and informed creditors with more meaningful financial information. All significant inter-company accounts and transactions have been eliminated upon consolidation.

Revenue Recognition

The Company recognizes product sales revenue when the title and risk of loss have transferred to the customers, when estimated provisions for product returns, rebates and other sales allowances are reasonably determinable, and when collectability is reasonably assured. Accruals for these provisions are presented as reductions to revenues.

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which involves the application of accrual accounting. Revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual reported amounts may differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with a high credit quality financial institution, which at times may be in excess of the FDIC insured limit.

HYDRO WIND ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

GAAP requires that the financial statements effect of an uncertain tax position be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. These requirements became effective for annual financial statements beginning after December 15, 2008 and the Company adopted them as of July 14, 2020.The Company has determined it has no uncertain tax positions that would qualify for either recognition or disclosure in the financial statements.

The Company's prior one year income tax return is subject to federal, state and city income tax examinations by tax authorities.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of federal, state and local taxes currently due.

Provisions for deferred income taxes are not provided, as the timing differences between financial statements and income tax reporting are considered immaterial.

Accounts Receivable

Accounts receivable are stated at original invoice amount less an estimate made for doubtful accounts based on review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables, contract payment terms, and any relevant external economic or regulatory factors, and sets up an allowance for doubtful accounts, when collection is uncertain. Customer accounts are written off when all attempts to collect are exhausted. Recoveries of accounts receivable previously written off are recorded as other income when received.

Fair Value Measurements

The Company's financial instruments consist of cash and cash equivalent, loan and advances receivable, accounts payable and loan payable. The recorded values of cash and cash equivalent, loan and advances receivable, accounts payable and loan payable approximate their fair values based on their short-term nature.

Recently Issued Accounting Pronouncement

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The effective date and transition requirements for ASU 2014-09 and subsequent updates was initially deferred by one year by ASU No. 201514, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. In June 2020, the ASU was further deferred by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, whereby the effective date for all privately held

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncement (Continued)

companies that have not yet issued their financial statements or made their financial statements available to be issued has been delayed to annual periods, beginning after December 15, 2019, and interim reporting periods withing annual reporting periods beginning after December 15, 2020.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their Balance Sheets and making targeted changes to lessor accounting. In July 2022, the ASU was deferred by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, whereby the effective dates for all privately held companies that have not yet issued their financial statements or made their financial statements available to be issued has been delayed to annual periods, beginning after December 15, 2021, and interim reporting periods withing annual reporting periods beginning after December 15, 2022.

Cash Flow Statement

On November 17, 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. It is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The new standard requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for annual periods beginning after December 15, 2017 including interim periods within those fiscal years. Earlier adoption is permitted.

Definition of a Business

In January 2017, the FASB issued Accounting Standards Update No. 2017-01, clarifying the Definition of a Business, which clarifies and provides a more robust framework to use in determining when a set of assets and activities is a business. The amendments in this update should be applied prospectively on or after the effective date. This update is effective for annual periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for acquisition or deconsolidation transactions occurring before the issuance date or effective date and only when the transactions have not been reported in issued or made available for issuance financial statements. The Company does not expect the adoption to have any significant impact on its Financial Statements.

HYDRO WIND ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 2 – OTHER CURRENT ASSETS

The Other current assets consist of the following as of December 31

	2021
Advance to supplier	$ 107,143
Prepaid expenses	5,518
Deposit	846
Total Other current assets	$ 113,507

NOTE 3 – INTANGIBLE ASSETS

The Intangible assets consist of the following as of December 31,

	2021
Opening Balance as of January 2021	$ 145,771
Addition- Product development cost	428,139
Total Intangible assets	$ 573,910

The Intangible assets represent the costs incurred for the development of Quench Sea, a handheld seawater desalination device, and for the Offshore wind power technologies. During the year 2021, it includes a stipend paid to key management personnel of $290,202 (refer note - 12)

The management decided not to amortize the intangible assets this year.

NOTE 4 – ACCOUNTS PAYABLE

As of December 31, 2021, accounts payable aged by due dates were as follows:

	2021
Current	$ -
31 - 60 days	-
61 - 90 days	-
91 days and over	144,443
Net Payable	$ 144,443

HYDRO WIND ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 5 – OTHER CURRENT LIABILITIES

The Other current liabilities consist of the following as of December 31

		2021
Payable to M/s. Youlend K/S, United Kingdom	$	27,094
Accrued expense		10,197
Total other current liabilities	$	37,291

As per the agreement dated November 14, 2021, an amount of GBP 24,000 (i.e., $31,297) has been received from M/s. Youlend K/S, the United Kingdom, as short-term finance as the Company makes, is selling a part of all its present and future receivables to a platform of M/s. Youlend K/s, United Kingdom, and 17% is deducted from each sale.

NOTE 6 – CONVERTIBLE NOTES – CURRENT

The Convertible notes consist of the following as of December 31,

		2021
Opening Balance as of January 2021	$	233,200
Interest accrued for the year		20,469
Total Convertible notes as of December 2021	$	253,669

The Company has issued convertible notes of USD 1/- each and total notes issued was USD 200,000. These notes are unsecured and carry interest @ 5% per annum and are due for maturity as per the dates mentioned below.

Particulars of holder	Date of issue	Date of maturity	Closing balance	
M/s. Techstars Corporate Partner LLC, USA	12/21/20219	12/21/2022	$	135,017
Non Corporate Holder	5/17/2020	5/17/2022		118,652
			$	253,669

HYDRO WIND ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 7 – BORROWING FROM BANK

The Borrowing from bank consist of the following as of December 31,

	2021
Opening Balance as of January 2021	$ 37,404
Less- Repaid during the year	1,283
Closing balance for borrowing from bank	$ 36,121
Current portion of borrowing from bank	1,566
Non current portion of borrowing from bank	$ 34,555

The above bank loan was granted to the Company on May 6, 2020, as Covid-19 relief by Natwest bank for GBP 30,000 (i.e., $36,987) and is guaranteed by the Secretary of State for Business, Energy and Industrial Strategy, United Kingdom. These loans are subject to interest @2.50% per annum, and no interest is payable for the first 12 months. Repayments were due after 12 months from the loan sanction date, and it has to be settled within 72 months from the loan sanction date..

NOTE 8 – ADVANCE FOR CAPITAL STOCK

The Advance for capital stock consist of the following as of December 31,

	2021
Opening Balance as of January 2021	$ -
Received during the year	932,287
Closing blance as of December 2021	$ 932,287

As per the advance subscription agreement dated February 26, 2021, the Company has allowed for the subscription of GBP 688,950 (i.e., $932,287) to M/s. Seeders Limited, United Kindom, has its registered office at Churchill House,142-146 Old Street, London EC1V 9BW, United Kingdom. The amount was received on the same day of the agreement, net off commission, and other charges.

NOTE 9 – CAPITAL STOCK

Stockholders' capital consists of 10,000,000 common authorized stocks, out of which 1,900,000 stocks are authorized for the Company's stock incentive plan at a par value of $0.00001. As of December 31, 2021, the Company has 8,200,000 stocks issued and outstanding, out of which 100,000 stocks issued as a result of the Company's stock incentive plan. All stocks are issued at a par value of $0.00001; details of the stockholders are as follows.

HYDRO WIND ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 9 – CAPITAL STOCK (CONTINUED)

Name of Stockholder	Number of stocks held	Paid up value	
Lee King	6,400,000	$	64
Abdullah Ghaly	1,600,000		16
Anil Advani	100,000		1
Sun Power-Gen	100,000		1
Total	8,200,000	$	82

NOTE 10 – STOCK OPTION PLAN

The Company adopted a stock incentive plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of the Company's business. Options granted under the plan may be incentive stock options or nonstatutory stock options, as determined by the administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated thereunder. The plan authorizes the Company's Board of Directors ("the Board") to award eligible participants the right to purchase stocks in the Company's Parent at a specified threshold (purchase) price established by the Board from time to time. As of December 31, 2021, stock incentive plan awards for the option to purchase 241,000 Common stocks are outstanding. The Company has elected not to measure nor record within the Company's financial statements stock-based compensation associated with the value of the Performance Award options.

NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITES

Operating Lease – Premises

The Company has entered into one operating lease with Ali abdulhamid Y Abuali for one of its offices, ending in October 2022. The Company paid total rent of $22,655 for the years ended December 31, 2021. Future minimum lease payments are as follows :

Lessor	Location	Lease Period	Lease / Mo.	Amount
Ali abdulhamid Y Abuali	9111 # Golden mile 9; Palm jumeirah, UAE.	01/1/2022 to 10/3/2022	$2,722	$24,498
				$24,498

NOTE 12 – RELATED-PARTY TRANSACTIONS

All the related party transactions entered during the financial year were in the ordinary course of business of the Company. The Company transacts with Mr. Abdulla Ghaly (Shareholder and director) and other personnel-related to KMPs, to provide advances and receive services related to product development in exchange for a stipend payment.

See Accompanying Independent Auditors' Report.

HYDRO WIND ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 12 – RELATED-PARTY TRANSACTIONS (CONTINUED)

Related party transactions as of and for the year ended December 31, 2021, were as follows:

	December 31, 2021	
Related Parties	**Amount Due from**	**Product development cost**
Mr. Abdulla Ghaly	$ 33,830	$ 67,384
Personnel related to KMPs	-	222,818
Total	$ 33,830	$ 290,202

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, the date of these financial statements, through April 22, 2022, the date these financial statements were available to be issued pursuant to the requirements of ASC Topic 855, on April 01, 2022, the Company purchased 7,100,000 number of additional ordinary shares of Hydro wind energy limited, the result of that total shareholding of the Company in its subsidiary company increased to 62%.

Except for the above event, no other events or transactions occurring during this subsequent event reporting period require recognition or disclosure in the financial statements. With respect to this disclosure, the Company has not evaluated subsequent events occurring after April 22, 2022.

HYDRO WIND ENERGY, INC.

CONSOLIDATED SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2021

	2021
Administrative Expenses	
Digital marketing expense	104,867
Professional fees	99,557
Information technology expense	44,254
Vehicle running & maintenance expenses	25,286
Rent expense	22,655
Traveling & entertainment expense	12,492
Product development expense	7,503
Utilities expense	1,295
Insurance expense	11
Miscellaneous expense	19,511
	$ 337,431
Other Expenses	
Crowd funding charges	$ 101,659
Interest on convertible notes	20,469
Bank charge	3,211
Exchange loss	3,282
Interest on bank loan	568
	$ 129,189